

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 25, 2017

Via E-mail
Mr. James Tripp
Director and Acting Chief Executive Officer
Rasna Therapeutics, Inc.
420 Lexington Avenue
Suite 2525
New York, NY 10170

      Re: Rasna Therapeutics, Inc.
             Form 10-K for the Fiscal Year Ended June 30, 2016
             Filed September 28, 2016
             File No. 333-191083

Dear Mr. Tripp:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Sharon M. Blume

                            Sharon M. Blume
                            Accounting Branch Chief
                            Office of Healthcare and Insurance